Exhibit (m)(ii)

SCHEDULE A

TRIMTABS ETF Trust

The following series of TrimTabs ETF Trust are subject to this Plan, at the fee rates specified:

Fund	Fee (as a Percentage of Average Daily Net Assets of the Fund)*
TrimTabs U.S. Free-Cash-Flow ETF	0.25%
TrimTabs Intl Free-Cash-Flow ETF	0.25%
TrimTabs Float Shrink ETF	0.25%

* The determination of daily net assets shall be made at the close of business each day throughout each month and computed in the manner specified in the then current Prospectus for the determination of the net asset value of Shares. Plan payments shall be made within ten (10) days of the end of each calendar month unless otherwise agreed by the parties and approved by the Trustees.

Executed: [first launch date of any Fund listed above]